Green Clouds LLC

Offering Statement (Updated)

amplify ✘

FORM C/A - Amendment to Offering Statement
Required Company Disclosures

Purpose of This Form

A Company seeking to raise money using Regulation Crowdfunding must provide certain information to prospective investors to permit investors to make an informed decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 itemizing the information required for Regulation Crowdfunding.

The headings below correspond to the SEC's regulations for Crowdfunding.

The Issuer certifies that all of the following statements are true:
- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

§227.201(a) – Basic Information About the Company

Name of Company: Green Clouds LLC ("Company")
State of Organization: Louisiana
Date of Incorporation: December 1, 2020
Type of Entity: Limited liability company
Street Address: 1316 Young Loop Bastrop, LA 712205
Website: https://fanlink.to/Keithian

§227.201(b) – Directors and Officers of the Company

Person #1

      Name: Keithian Sammons
      All positions with the Company and How Long for Each Position:
            Position: Manager   **How Long**: Since inception
      Business Experience During Last Three Years (Brief Description):
            Independent Recording Artist
      Principal Occupation During Last Three Years:
            Independent Recording Artist
      Has this Person Been Employed by Anyone Else During the Last Three Years?

No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business:

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Owner: Keithian Sammons (100%)

§227.201(d) – The Company's Business and Business Plan

Overview
Company was formed to raise funds to support the Artist's release of his next musical project. Artist performs under the name Keithian. Artist is an independent artist who resides in Los Angeles, CA. Artist, along with his advisors, has assembled a plan to promote the Artist and his new project using money raised through crowdfunding. The project will feature approximately 5 songs and will be released after the close of capital. The 5 songs will be selected at the sole discretion of recording artist Keithian. As such, all songs selected for the project will be included in the offering.

In exchange for the support provided to the Artist through the funds raised through crowdfunding, the Company will receive the digital streaming, digital download, and synchronization ("sync") revenue derived by the Catalog. The Catalog is defined as the new project, *Green Clouds EP*, and two prior songs, *Communicate* and *Dancing To My Pain*.

About the Industry
Music distribution continues to evolve in the digital age. With the introduction of music streaming services, global revenues are increasing and artists are monetizing from the streams of their songs. The digital revolution in music has resulted in the mitigation of significant barriers that previously kept smaller artists from being able to distribute their music to the masses. Keithian plans to use a well-respected distribution company for his digital distribution provider to get the Catalog onto streaming platforms and digital music stores.

Company Revenue
The Company's revenue will be the digital music revenues and sync revenues generated by the Catalog. Revenues will be created by the distribution of the Catalog on digital streaming platforms including but not limited to Spotify, Pandora, Apple Music, YouTube, etc. ("Streaming Platforms"). Digital music revenue also includes individual song sales on Apple iTunes and Amazon. Digital music revenue consists of digital streaming and digital sales royalties. Sync revenue consists of the revenue generated by the use of the songs in other mediums such as film and television. When the project is ready for release, the Company will distribute it on the various Streaming Platforms and digital music stores. The Company will receive the gross revenue generated by the various Streaming Platforms, digital music sales, and sync opportunities.

Marketing Channels
The money raised through the crowdfunding will be used to support the Artist's marketing plan through various social media channels. The Artist's marketing plan is also calculated to increase the Artist's fanbase while also creating interest in the new project. The various social media channels that will be the focus of the Artist's marketing efforts include: Instagram, Facebook, Twitter, and others. The Artist may implement social media advertising, pitching music streaming playlists, and live event showcases as part of the marketing plan.

Key Partners & Advisors

Cameron Mason, Marketing Advisor:

Cameron has spent his career at the intersection of business and entertainment. He served as an Artist manager for Omerta Management, Roc Nation, and WorKs Entertainment Group where he has worked with multi-platinum selling and award-winning artists, songwriters, and producers. Most recently, he produced Netflix's upcoming Thriller/Horror film "Rightful" & ViacomCBS unscripted music series called, "Do What You Do".

WorKs Entertainment Group, Creative Advisors:

WorKs Entertainment Group is a media production company producing content for music, television, film, digital, & beyond. WorKs has proven the ability to create successful Brands, Partnerships, & Franchises for content with international quality. We also work with some of today's most influential Recording Artist, Producers, Filmmakers, and Models by creating content that fits their brands. Notable names include, Camila Banus, Keithian, Solo Lucci, and etc.

Azarian Connection, PR Advisors:

Azarian Connection helps produce, manage, and distribute independent personalities, projects, and products. Headquarters is based in Atlanta and its involvements include products for music production, fitness apparel and placement, film, fashion design and television specials. Azarian is a platform to showcase talents of all backgrounds while uplifting and empowering minorities. Designed for indie creatives, powered by artistic content.

Josh Klein, Business Advisor:

Josh is CEO/Managing Partner of TKG Business Management. He was previously a Partner/Managing Director at Monarch Business and Wealth Management. Josh handles music talent and executives, pro athletes, actors, and high-net-worth individuals outside entertainment. Clients include football's Prince Amukamara, Bazzi, Big Sean, Sophia Bush, the Chainsmokers, Logic and Kelly Rowland.

Daniel H. Black, Legal Advisor:

Daniel is an attorney with Greenberg Traurig, LLP and Vice Chair of the firm's Global Entertainment & Media Practice and Chair of the West Coast Entertainment and Media Practice. He has experience in the television, motion picture and digital media arenas. Dan has been honored on The Hollywood Reporter's Power Lawyers List, which recognizes the "Top 100 Most Influential Entertainment Lawyers in America," as well as listed in each of the "Variety500: The 500 Most Important People in Global Media."

§227.201(e) – Number of Employees

The Company currently has no employees.

§227.201(f) – Risks of Investing

Any crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document or any document available on the Artist's website and/or the Crowdfunding Platform.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>You Might Lose Your Money</u>
Investments in startups and newly formed companies may be risky and you may lose your investment capital. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

<u>Limited Operating History</u>
The Company is a newly formed limited liability company with no operating history for prospective investors to consider.

<u>Competition</u>
There are many other competitors in industry. The Company competes on the basis of quality music, strong fanbase, and many other factors. There is no guarantee that Company will be successful in competing against these competitors.

<u>No Right to Participate in Management</u>
As a minority investor, you will not have the right to control the Company in any way or to participate in its management. You should invest only if you are willing to rely completely on the Company's management team.

<u>Reliance on Management Team</u>
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company could potentially be damaged.

<u>Use of Funds Risk</u>
At the discretion of the Company's management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

<u>Distribution Payout Risk</u>
Streaming payout rates per stream may change based on the streaming service and their payout calculations. There is no guarantee the payout per stream will remain consistent from period to period. There is risk that the financial condition of a music streaming services may cause the service to close.

<u>Liquidity Risk</u>
Investor Shares are currently not tradeable (illiquid). Investors may have the option to trade shares after a 12-month holding period. There is no guarantee that a secondary market will exist for this investment.

Future Performance Risk
Past performance of music streaming and sales does not indicate any future success of musical content. There is a risk the future performance of any music from the artist is not as successful as previously released content.

COVID-19 Disclosure
The declaration of COVID-19 by the World Health Organization (WHO) on March 11, 2020 as a worldwide pandemic has created considerable uncertainty in the worldwide financial markets. Unemployment rates in the US have reached levels as never seen before and concerns about the ongoing spread of the COVID-19 have impacted the normal operations of the vast majority of businesses at every level. There is risk that COVID-19 may affect the Company's ability to market the project in the same manner as before COVID-19.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $5,000
Minimum: $5,000
Maximum: $10,000
Offering Deadline May 31, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering and investment commitments will be cancelled and committed funds will be returned to investors.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount? Yes

The maximum offering amount is $10,000 and will be allocated on a first come-first served basis.

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:
The Company is seeking to raise up to $10,000 to promote and support the upcoming project of recording artist Keithian. Use of proceeds are projected to be as follows: Marketing & Promotion (60%), Music Video (25%), Raise Fees (10%), and Legal/Miscellaneous (5%). These percentages will remain if the minimum is raised.

§227.201(j) – The Investment Process

To Invest
- Review this Form C and the Campaign Page;
- If you decide to invest, click the "Invest Now" button
- Follow the instructions

To Cancel Your Investment
Send an email to support@amplifyxfunding.com no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline. Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering securities in the form of Class B LLC membership interest into the Company.

The price is $1.00 per Share.

§227.201(m) – Terms of the Securities

Overview
Green Clouds LLC has 10,000 outstanding Class B shares. Class B shares are collectively entitled to 20% of the Catalog royalties. Each share entitles the shareholder to 0.002% of the Total Catalog's revenues. This is calculated as follows: 20% / 10,000 shares = 0.002%.

Classes of Securities
The Company has two classes of securities: Class A shares and Class B shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own the Class B shares. Whereas the owners of the Class B shares have no right to vote or otherwise participate in the management of the Company, the Class A shareholder has total control over all aspects of the Company and its business.

Your Right to Distributions
If royalty revenue has been generated by the Catalog, royalty distributions will be made to investors annually and pro-rate (according to shares owned). Distributions will be calculated at year end

(December) and you will receive a statement by February 15th. The distributions will be made within 30 days of you receiving the statement. You may be asked to create a PayPal, Venmo, CashApp, or other payment account to receive the information. There may be a small service fee associated with the delivery of distributions.

Obligation to Contribute Capital
Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights
Investors will not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

Right to Transfer
Investor Shares are currently not tradeable (illiquid). Investors may have the option to trade shares after a 12-month holding period. The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:
>   (1) to the issuer;
>   (2) to an accredited investor;
>   (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
>   (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Liquidity Preference
In the event of an issuer buy back or liquidation event, the Issuer or acquiring party has the right to right to purchase the shares from the investors at the greater of 3 times the initial purchase price or 3 times the trailing 12-month pro rata revenue.

Modification of Terms of Investor Shares
The terms of the Investor Shares may not be modified or amended.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company
Keithian Sammons is the Owner, and the Owner has complete control over the Company. Therefore, Mr. Sammons effectively controls the Company.

Risks Associated with Non-voting Ownership
Owning a non-voting interest in a Company comes with risks, including these:
- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest

Risks Associated with Minority Ownership & Corporate Actions
The Owner has full control over the Company and the actions of the Owner could affect you in a number of different ways, including these:
- The Owner decides the quality of the content within the project
- The Owner decides how aggressive the promotional efforts will be
- The Owner has full creative control over the project and its release
- The Owner may choose to issue additional securities which may dilute ownership percentages
- The Owner may repurchase securities according to the Liquidity Preference as mentioned in the Investment Agreement
- The Owner may sell the company according to the Liquidity Preference as mentioned in the Investment Agreement
- The Owner may engage in transactions with related-parties

§227.201(n) – The Funding Portal
The Company is offering its securities through Amplify Funding LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00222 and the Funding Portal Registration Depository (FPRD) number is 307541.

§227.201(o) – Compensation of the Funding Portal
The Company will compensate Amplify Funding LLC as follows:

A success fee equal to 10% of the amount raised.

Amplify Funding LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Amplify Funding LLC to acquire an interest.

Each investor will pay a $5 service fee to the Funding Portal. This fee is to subsidize the cost for AML, KYC, escrow services, payment processing, and other fees associated with use of the platform.

§227.201(p) – Indebtedness of the Company
None

§227.201(q) – Other Offerings of Securities within the Last Three Years
The Company has not raised any money from third parties within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"
The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc. The Company has not engaged in any transactions with Insiders.

§227.201(s) – The Company's Financial Condition

Liquidity
The Company was organized as a Limited Liability Company in the state of Louisiana on December 1, 2020. The Company has yet to begin conducting operations other than those associated with general start-up and organizational matters. The Company has no revenues and no liquid resources (cash) today.

The Company intends to use the proceeds of the Offering to promote and support the music project, as described in the business plan, as soon as the Offering closes.

If the Company cannot raise money in this Offering, then the Company may dissolve.

Capital Resources
As of now, the Company has not purchased any assets or entered into any agreements to do so.

The potential proceeds from the Offering will be the only source of capital for the Company.

Historical Results of Operations
The Company is in the early stage and has no history of operations.

Changes and Trends
The Company is not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements
For information regarding the issuer financial statements, please see Exhibit E: Financial Information.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited

acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

§227.201(v) – Updates on the Progress of the Offering
As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $5,000. You can track our progress in raising money on the funding portal campaign page.

227.201(w) – Annual Reports for the Company
The Company will file a report with the Securities and Exchange Commission annually and post the report on its website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. The Company will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About
N/A

§227.201(z) – Current Monthly Burn Rate of Issuer
The issuer is a newly formed limited liability company with no current activity. As such, the issuer has a current monthly burn rate of $0.

Overview
Company was formed to raise funds to support the Artist's release of his next musical project. Artist performs under the name Keithian. Artist is an independent artist who resides in Los Angeles, CA. Artist, along with his advisors, has assembled a plan to promote the Artist and his new project using money raised through crowdfunding. The project will feature approximately 5 songs and will be released after the close of capital. The 5 songs will be selected at the sole discretion of recording artist Keithian. As such, all songs selected for the project will be included in the offering.

In exchange for the support provided to the Artist through the funds raised through crowdfunding, the Company will receive the digital streaming, digital download, and synchronization ("sync") revenue derived by the Catalog. The Catalog is defined as the new project, *Green Clouds EP*, and two prior songs, *Communicate* and *Dancing To My Pain*.

About the Industry
Music distribution continues to evolve in the digital age. With the introduction of music streaming services, global revenues are increasing and artists are monetizing from the streams of their songs. The digital revolution in music has resulted in the mitigation of significant barriers that previously kept smaller artists from being able to distribute their music to the masses. Keithian plans to use a well-respected distribution company for his digital distribution provider to get the Catalog onto streaming platforms and digital music stores.

Company Revenue
The Company's revenue will be the digital music revenues and sync revenues generated by the Catalog. Revenues will be created by the distribution of the Catalog on digital streaming platforms including but not limited to Spotify, Pandora, Apple Music, YouTube, etc. ("Streaming Platforms"). Digital music revenue also includes individual song sales on Apple iTunes and Amazon. Digital music revenue consists of digital streaming and digital sales royalties. Sync revenue consists of the revenue generated by the use of the songs in other mediums such as film and television. When the project is ready for release, the Company will distribute it on the various Streaming Platforms and digital music stores. The Company will receive the gross revenue generated by the various Streaming Platforms, digital music sales, and sync opportunities.

Marketing Channels
The money raised through the crowdfunding will be used to support the Artist's marketing plan through various social media channels. The Artist's marketing plan is also calculated to increase the Artist's fanbase while also creating interest in the new project. The various social media channels that will be the focus of the Artist's marketing efforts include: Instagram, Facebook, Twitter, and others. The Artist may implement social media advertising, pitching music streaming playlists, and live event showcases as part of the marketing plan.

Key Partners & Advisors
Cameron Mason, Marketing Advisor:
Cameron has spent his career at the intersection of business and entertainment. He served as an Artist manager for Omerta Management, Roc Nation, and WorKs Entertainment Group where he has worked with multi-platinum selling and award-winning artists, songwriters, and producers. Most recently, he

produced Netflix's upcoming Thriller/Horror film "Rightful" & ViacomCBS unscripted music series called, "Do What You Do".

WorKs Entertainment Group, Creative Advisors:
WorKs Entertainment Group is a media production company producing content for music, television, film, digital, & beyond. WorKs has proven the ability to create successful Brands, Partnerships, & Franchises for content with international quality. We also work with some of today's most influential Recording Artist, Producers, Filmmakers, and Models by creating content that fits their brands. Notable names include, Camila Banus, Keithian, Solo Lucci, and etc.

Azarian Connection, PR Advisors:
Azarian Connection helps produce, manage, and distribute independent personalities, projects, and products. Headquarters is based in Atlanta and its involvements include products for music production, fitness apparel and placement, film, fashion design and television specials. Azarian is a platform to showcase talents of all backgrounds while uplifting and empowering minorities. Designed for indie creatives, powered by artistic content.

Josh Klein, Business Advisor:
Josh is CEO/Managing Partner of TKG Business Management. He was previously a Partner/Managing Director at Monarch Business and Wealth Management. Josh handles music talent and executives, pro athletes, actors, and high-net-worth individuals outside entertainment. Clients include football's Prince Amukamara, Bazzi, Big Sean, Sophia Bush, the Chainsmokers, Logic and Kelly Rowland.

Daniel H. Black, Legal Advisor:
Daniel is an attorney with Greenberg Traurig, LLP and Vice Chair of the firm's Global Entertainment & Media Practice and Chair of the West Coast Entertainment and Media Practice. He has experience in the television, motion picture and digital media arenas. Dan has been honored on The Hollywood Reporter's Power Lawyers List, which recognizes the "Top 100 Most Influential Entertainment Lawyers in America," as well as listed in each of the "Variety500: The 500 Most Important People in Global Media."

Exhibit B – Articles of Organization
Green Clouds LLC

R. Kyle Ardoin
SECRETARY OF STATE

12/01/2020

State of Louisiana
Secretary of State



COMMERCIAL DIVISION
225.925.4704

Administrative Services
225.932.5317 Fax
Corporations
225.932.5314 Fax
Uniform Commercial Code
225.932.5318 Fax

ONLINE FILING
info@mgmt-works.com

GREEN CLOUDS LLC

It has been a pleasure to approve and place on file your articles of organization. The appropriate evidence is attached for your files.

Payment of the filing fee is acknowledged by this letter.

In addition to email and text notifications, business owners now have the option to enroll in our secured business filings (SBF) service. This service is available online, at no charge, by filing a notarized affidavit. Upon enrollment, an amendment cannot be made to your entity without approval using your personal identification number. This is another way to protect your business from fraud and identity theft.

Please note that as of January 1, 2018, business owners in the following parishes will be required to file all available business documents online through geauxBIZ: Ascension, Bossier, Caddo, Calcasieu, East Baton Rouge, Jefferson, Lafayette, Livingston, Orleans, Ouachita, Rapides, St. Tammany, Tangipahoa and Terrebonne.

Online filing options are available if changes are necessary to your registration or if you need to file an annual report. Please visit our website at **GeauxBiz.com** for your future business needs.

Sincerely,

The Commercial Division
WEB



UNITED STATES OF AMERICA
State of Louisiana

R. Kyle Ardoin
SECRETARY OF STATE

As Secretary of State of the State of Louisiana, I do hereby Certify that

a copy of the Articles of Organization and Initial Report of

GREEN CLOUDS LLC

Domiciled at BASTROP, LOUISIANA,

Was filed and recorded in this Office on December 01, 2020,

And all fees having been paid as required by law, the limited liability company is authorized to transact business in this State, subject to the restrictions imposed by law, including the provisions of R.S. Title 12, Chapter 22.

In testimony whereof, I have hereunto set my hand and caused the Seal of my Office to be affixed at the City of Baton Rouge on,

December 1, 2020



Secretary of State

WEB 44169410K

Certificate ID: 11304704#CSL73

To validate this certificate, visit the following web site, go to **Business Services, Search for Louisiana Business Filings, Validate a Certificate,** then follow the instructions displayed.
www.sos.la.gov

R. Kyle Ardoin
SECRETARY OF STATE

State of Louisiana
Secretary of State



COMMERCIAL DIVISION
225.925.4704

Administrative Services
225.932.5317 Fax
Corporations
225.932.5314 Fax
Uniform Commercial Code
225.932.5318 Fax

December 1, 2020

The attached document of GREEN CLOUDS LLC was received and filed on December 01, 2020.


STATE OF LOUISIANA

ARTICLES OF ORGANIZATION

(R.S. 12:1301)


1. The name of this limited liability company is:
GREEN CLOUDS LLC

2. This company is formed for the purpose of:
ENGAGING IN ANY LAWFUL ACTIVITY FOR WHICH LIMITED LIABILITY COMPANIES
MAY BE FORMED

3. The duration of this limited liability company is: (may be perpetual):

4. The company is:
MANAGER-MANAGED

Other provisions:

**The filing of a false public record, with the knowledge of its falsity, is a crime, subjecting the
filer to fine or imprisonment or both under R.S. 14:133.**

BY TYPING MY NAME BELOW, I HEREBY CERTIFY THAT I AM THE ORGANIZER.
ELECTRONIC SIGNATURE: KEITHIAN SAMMONS (11/29/2020)
TITLE: CEO & EXECUTIVE PRODUCER


LIMITED LIABILITY COMPANY INITIAL REPORT

(R.S. 12:1305 (E))


The name of this limited liability company is:
GREEN CLOUDS LLC

**The location and municipal address (not a P.O. Box only) of this limited liability company's
registered office:**
1316 YOUNG LOOP
BASTROP, LA, 712205942

Mailing Address:
14036 GILMORE ST.
SHERMAN OAKS, CA, 91401

**The full name and municipal address (not a P.O. Box only) of each of this limited liability
company's registered agent(s) is/are:**
KEITHIAN SAMMONS
1316 YOUNG LOOP
BASTROP, LA, 712205942

The name and municipal address (not a P.O. Box only) of the managers or members:
KEITHIAN SAMMONS (MANAGER)
1316 YOUNG LOOP
BASTROP, LA, 712205942

**The filing of a false public record, with the knowledge of its falsity, is a crime, subjecting the
filer to fine or imprisonment or both under R.S. 14:133.**

SECRETARY OF STATE



Agent Affidavit and Acknowledgement of Acceptance

Charter Number: 44169410K

Charter Name: GREEN CLOUDS LLC

The agent / agents listed below accept the appointment of registered agent for and on behalf of the Charter Name above.

Date Responded	Agent(s)	Agent(s) Electronic Signature
12/01/2020	KEITHIAN SAMMONS	KEITHIAN SAMMONS

Exhibit C – Operating Agreement

**Operating Agreement for
Green Clouds LLC
A Louisiana Limited Liability Company**

This Operating Agreement ("*Agreement*") of Green Clouds LLC**,** a Louisiana limited liability company (the "*Company*"), is executed and agreed to, for good and valuable consideration, by the undersigned members.

I. FORMATION

A.   <u>State of Formation</u>. The Company is formed under the laws of the state of Louisiana. This Agreement governs the relationship of the Company to its members as described below. The Company shall be a Manager-managed Louisiana limited liability company.

B.   <u>Operating Agreement Controls</u>. To the extent that the rights or obligations of the Members or the Company under provisions of this Operating Agreement differ from what they would be under Louisiana law absent such a provision, this Agreement, to the extent permitted under Louisiana law, shall control.

C.   <u>Primary Business Address</u>. The location of the primary place of business of the Company is:

1316 Young Loop Bastrop, LA 71220, or such other location as shall be selected from time to time by the Member.

D.   <u>Registered Agent and Office</u>. The Registered Office and Resident Agent of the Company shall be as designated in the initial Articles of Organization/Certificate of Organization or any amendment thereof. The Registered Office and/or Resident Agent may be changed from time to time. Any such change shall be made in accordance with the Statutes, or, if different from the Statutes, in accordance with the provisions of this Agreement. If the Resident Agent shall ever resign, the Company shall promptly appoint a successor agent.

E.   <u>No State Law Partnership</u>. No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than federal and state tax purposes.

II. PURPOSE AND POWERS

A.   <u>Purpose</u>. The Company is created for the following business purpose:

Company was formed to raise funds to support the Artist's release of his next musical project, Green Clouds EP. Artist performs under the name Keithian.

B.   Powers. The Company shall have all of the powers of a limited liability company set forth under Louisiana law.

C.   Duration. The Company's term shall commence upon the filing of an Articles of Organization and all other such necessary materials with the state of Louisiana. The Company will operate until terminated as outlined in this Agreement unless:

1.   The Manager dissolves the Company because the company goes bankrupt;

2.   No Member of the Company exists, unless the business of the Company is continued in a manner permitted by Louisiana law;

3.   It becomes unlawful for either the Member or the Company to continue in business;

4.   A judicial decree is entered that dissolves the Company; or

5.   Any other event results in the dissolution of the Company under federal or Louisiana law.

III.   MEMBERSHIP AND MANAGEMENT

A.   Membership Classes. The Company has two authorized classes of membership units. The first class is referred to herein as Class A Membership Units ("***Class A Units***"). Members that own Class A Units ("***Class A Members***") shall be granted all voting and management powers provided under Louisiana law. There is one (1) authorized Class A Member, issued to Keithian Sammons, the sole Class A Member. The Class A Member shall make an Initial Contribution to the Company. The Initial Contributions shall be as described in *Attachment A, Initial Contributions of the Class A Member*. Except as expressly provided by this Agreement, or as required by law, no Class A Member shall have any right to demand or receive the return of their Initial Contribution.

The second class is referred to herein as Class B Membership Units ("***Class B Units***"). Members that own Class B Units ("***Class B Members***") are not entitled to any voting or management rights under Louisiana law, provided however, that any change to the rights of Class B Members as provided in this Agreement must be approved by a majority vote—i.e. fifty-one percent (51%) or more—of Class B Members. Class B Members are entitled to a portion of profits (if any) from digital streaming, digital download, and synchronization ("sync") revenue created from the Class A Member's Initial Contribution assigned to the Company in Attachment A, as described in further detail in Article III, Section B below.

Unless otherwise specified, Class A Members and Class B Members are jointly referred to herein as "Members" or individually as a "Member." Class A Units and Class B Units are collectively referred to herein as "Membership Units."

B.   <u>Distribution of Profits</u>. The Manager shall make distributions of any profits of the Company not less than once annually. After the close of the Company's Crowdfunding campaign with the Funding Portal Amplify Funding LLC, the Class A Member shall receive fifty percent (50%) of any profits and the Class B Members shall receive fifty percent (50%) of any profits on a pro rata basis according to their respective units. After the Class B Members' capital contributions are returned in full, the percentage of any profit received by the Class B Members shall be the number of Class B Units divided by the total number of Class B Units, multiplied by twenty percent (20%) (the "Post Reimbursement Distribution"). Any profits not distributed to the Class B Members through the Post Reimbursement Distribution shall flow to the Class A Member.

C.   <u>Limited Liability of the Member</u>. Except as otherwise provided for in this Agreement or otherwise required by Louisiana law, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond the Class A Member's Initial Contribution. The Class A Member shall look solely to the Company property for the return of the Class A Member's Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, the Class A Member shall have any recourse against any other Member. Class B Members shall have no claim to the Initial Contribution except as otherwise provided herein.

D.   <u>Addition or Substitution of New Members</u>. Class B Members will be assigned following a Crowdfunding campaign with the Funding Portal Amplify Funding LLC. Upon successful close of capital, Class B Members shall join the Company pursuant to the terms of this Agreement and shall be entitled to receive distribution of profits on a pro rata basis as described in Section B of this Article III.

1.   *Entire transfer*. If a Member transfers all of its Membership Interest, the transferee shall be admitted to the Company as a substitute Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately upon the transfer, and, simultaneously, the transferor Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement.

2.   *Partial transfer*. If a Member transfers only a portion of its Membership Interest, the transferee shall be admitted to the Company as an additional Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement.

E.   <u>Member Voting</u>.

1.   Class A Member shall have the right to vote on all matters required under Louisiana law. Class B Members, including those from the Crowdfunding campaign will not have voting rights.

F.   Member's Duty to File Notices. The Member shall be responsible for preparation, maintenance, filing and dissemination of all necessary returns, notices, statements, reports, minutes or other information to the Internal Revenue Service, the state of Louisiana, and any other appropriate state or federal authorities or agencies. Notices shall be filed in accordance with the section titled "Notices" below. The Member may delegate this responsibility to a Manager at the Members' sole discretion.

G.   Fiduciary Duties of the Members. The Members shall have no fiduciary duties whatsoever, whether to each other or to the Company, unless that Member is the Manager of the Company, in which instance they shall owe only the fiduciary duties of a Manager. No Member shall bear any liability to the Company or to other present or former Members by reason of being or having been a Member.

H.   Manager-Managed Company. The Company shall be managed by its Manager, which shall have the authority, on behalf of the Company and its Members to: (i) act on their behalf; (ii) execute a binding agreement; (iii) incur any indebtedness it deems necessary to execution of the Purpose of the Company as defined above, from any including without limitation; (iv) take any actions it deems necessary to execution of the Purpose of the Company as defined above; and (v) take any other action it deems necessary in executing the Purpose, accomplishing any business plan implemented by the Company, and managing the business or day-to-day affairs of the Company. The Manager of the Company is the Class A Member.

1.   *Number and Identification of Manager*. There shall be one (1) Manager. The Class A Member shall serve as the Company's first Manager. In the event there is any vacancy in the Manager position, a new manager shall be immediately appointed by the Class A Member.

2.   *Replacement of Manager*. The Manager may be replaced at any time by the Class A Member.

3.   *Resignation of Manager*. The Manager may resign at any time by written notice to the Class A Member, effective as of the date set forth in such notice.

4.   *Limitation of Liability*. The Manager shall not be liable to the Company or its Members for monetary damages for any act, and the Manager shall be fully protected from liability to the fullest extent under Louisiana law.

IV. ACCOUNTING AND DISTRIBUTIONS

A.   Fiscal Year. The Company's fiscal year shall end on the last day of December.

B.   Distributions. Distributions shall be issued on an annual basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and

expenses. Each Member shall receive a percentage of the overall distribution as provided in Section A of Article III of this Agreement.

V. TAX TREATMENT AN ELECTION

A.   Tax Designation. The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Member may elect for the Company to be treated as a C-Corporation or a S-Corporation at any time.

VI. DISSOLUTION

A.   Limits on Dissolution. The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established in Article II, Section C above. Notwithstanding any other provision of this Agreement, the Bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution. Each Member waives any right that it may have to agree in writing to dissolve the Company upon the Bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a Member of the Company.

B.   Winding Up. Upon the occurrence of any event specified in Article II, Section C, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Member, or in the event of multiple Members, one or more Members, selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

C.   Distributions in Kind. Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

D.   Termination. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for under this Agreement and (ii) the Company's registration with the state of Louisiana shall have been canceled in the manner required by Louisiana law.

E.   Accounting. Within a reasonable time after complete liquidation, the Company shall furnish the Members with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

F.   Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of its Initial Contribution and shall have no recourse for its Initial Contribution and/or share of profits (upon dissolution or otherwise) against any other Member, if any other such Member exists.

G.   Notice to Louisiana Authorities. Upon the winding up of the Company, the Member with the highest percentage of Membership Interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with Louisiana and any other appropriate state or federal authorities or agencies as may be required by law.

VII.   EXCULPATION AND INDEMNIFICATION

A.   No Member, Manager, employee or agent of the Company and no employee, agent or affiliate of a Member (collectively, the "*Covered Persons*") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

B.   To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

C.   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

D.   To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

E.   The foregoing provisions of this Article IX shall survive any termination of this Agreement.

VIII.   INSURANCE

The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article IX or under applicable law.

IX.   GENERAL PROVISIONS

A.   Notices. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

B.   Number of Days. In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

C.   Execution of Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

D.   Severability. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

E.   Headings. The Article and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

F.   Controlling Law. This Agreement shall be governed by and construed in all respects in accordance with the laws of the state of the Company's incorporation (without regard to conflicts of law principles thereof).

G.   Application of Louisiana Law. Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of Louisiana law.

H.   Amendment. This Agreement may be amended only by written consent of the Class A Member. Upon obtaining the approval of any such amendment, supplement or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed and filed in accordance with Louisiana law. Class B Members shall not have a vote on any amendment, unless the rights of Class B Members as provided herein would be impacted by the amendment, in which case a majority vote as described herein of Class B Members would be required.

I.   Entire Agreement. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.

IN WITNESS WHEREOF, the Class A Member has executed and agreed to this Agreement, which shall be effective as of December 1, 2020.

CLASS A MEMBER

DocuSigned by:

keithian Sammons

C7B74D43CA4443C...

By: Keithian Sammons, Managing Member

ATTACHMENT A
Initial Contributions of the Class A Member

The Initial Contributions of the Class A Member of Green Clouds LLC are as follows:

Keithian Sammons:
> Contribution: The digital sound recording rights and synchronization rights of Green Clouds EP and the existing songs "Communicate" and "Dancing To My Pain". The term will begin upon a successful close of at minimum $5,000 of capital through the crowdfunding campaign.

Exhibit D – Certificate of Good Standing
Green Clouds LLC



R. Kyle Ardoin
SECRETARY OF STATE

As Secretary of State, of the State of Louisiana, I do hereby Certify that

GREEN CLOUDS LLC

A limited liability company domiciled in BASTROP, LOUISIANA,

Filed charter and qualified to do business in this State on December 01, 2020,

I further certify that the records of this Office indicate the company has paid all fees due the Secretary of State, and so far as the Office of the Secretary of State is concerned, is in good standing and is authorized to do business in this State.

I further certify that this certificate is not intended to reflect the financial condition of this company since this information is not available from the records of this Office.

In testimony whereof, I have hereunto set my hand and caused the Seal of my Office to be affixed at the City of Baton Rouge on,

January 12, 2021



Secretary of State
Web 44169410K

Certificate ID: 11322143#RWA42

To validate this certificate, visit the following web site, go to **Business Services, Search for Louisiana Business Filings, Validate a Certificate**, then follow the instructions displayed.
www.sos.la.gov

Exhibit E – Financial Information
Green Clouds LLC

Green Clouds LLC
Income Statement
December 31, 2020
(Unaudited)

Income	$0.00
Total Income	**$0.00**
Expenses	$0.00
Total Expenses	**$0.00**
Net Income	**$0.00**

Green Clouds LLC
Balance Sheet
As of December 31, 2020
(Unaudited)

ASSETS	
Current Assets	$0.00
Fixed Assets	$0.00
Other Assets	$0.00
TOTAL ASSETS	**$0.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$0.00
Long-term Liabilities	$0.00
Total Liabilities	$0.00
Equity	
Opening Balance	$0.00
Capital Contributions	$0.00
Net Income	$0.00
Total Equity	$0.00
TOTAL LIABILITIES AND EQUITY	**$0.00**


Green Clouds LLC
Statement of Cash Flows
December 31, 2020
(Unaudited)


OPERATING ACTIVITIES	
Net Income	$0.00
Adj. to reconcile to Net Cash	$0.00
Net Cash provided by operating activities	**$0.00**
INVESTING ACTIVITIES	
Net Cash provided by investing activities	$0.00
FINANCING ACTIVITIES	
Net Cash provided by financing activities	$0.00
NET CASH FOR PERIOD	**$0.00**
CASH AT BEGINNING OF PERIOD	$0.00
CASH AT END OF PERIOD	**$0.00**

Note 1 - General

Green Clouds LLC (the "Company) was incorporated on December 1, 2020 in the state of Louisiana. The Company plans to engage in the distribution and promotion of musical content for recording artist Keithian.

As of this reporting date, the company has not engaged in any business activity and will not engage until the close of offering.

I, Keithian Sammons, certify that:

(1) the financial statements of Green Clouds LLC included in this Form are true and complete in all material respects; and
(2) this is a newly formed company, no tax returns have been filed.

DocuSigned by:

Keithian Sammons

C7B74D43CA4443C...

Owner, Managing Member

Exhibit F – Offering Page
Green Clouds LLC

Green Clouds LLC
Keithian
Singer/Songwriter/Musician/Producer is raising investment to support his next project "Green Clouds"
$10K offering size

$10K offering size

enter investment amount   USD
$25 minimum
INVEST

OFFER DETAILS   VIDEO   DOCUMENTS   Q & A

Summary

Keithian was born in New Orleans, Louisiana and raised in an extremely creative environment. His grandfather taught him the saxophone and he played in his family's jazz band until he joined a boy group. The group signed a record deal, performed, and toured for several years while working on their debut album, but broke up before its release.

Keithian signed a solo deal with Virgin Records and started working on his debut album, but the label was shut down due to a merger. Frustrated with being caught up in the label system, he independently released his Power EP, toured, did residencies, served as a music director while writing & producing for other recording artists.

At the top of 2020, Keithian connected with producer / keyboardist Oliver Delcros-Sainville in a Rihanna session. The pair spent a week working on music for the Pop Goddess, but discovered a connection and started working on songs that become Keithian's "... to my Pain" EP. After that release, the pair continued to work together throughout the COVID-19 pandemic creating Keithian's upcoming Green Clouds EP.

Investment Summary

Green Clouds LLC is divided into Class A shares and Class B shares. Class A shares are entitled to 50% of Catalog royalties until Class B investor payback and 80% of the Catalog royalties after investor payback. Class B shares are entitled to 50% of Catalog royalties until payback and 20% of the Catalog royalties after payback. Keithian is the sole owner of all Class A shares and he is selling Class B shares to investors. Investors will collectively own up to 20% of the Catalog royalties if the Maximum Raise is met.

Investment Details

Issuer	Green Clouds LLC
Security Type	Membership Interest (Equity)
Royalty Rate - Until Payback	50%
Royalty Rate - After Payback	10 - 20% (depending on total raised)
Royalty Defined	Streaming, Digital Download, and Sync Revenue
Catalog	EP: "Green Clouds" & Singles: "Communicate" "Dancing To My Pain"
Minimum Raise	$5,000
Maximum Raise	$10,000
Term	Perpetuity
Liquidation Preference	The greater of: 3x Trailing 12-month revenue, or; 3x Initial Investment Price



Keithian's Top Tracks

	Top tracks for Keithian	
1	Birds	3:05
2	Pillow Talk	3:28
3	Ride Out	3:49
4	Communicate	3:42
5	Have Yourself a Merry Little Ch...	4:49
6	Dancing To My Pain	3:19
7	Eye Candy	3:34
8	Pillow Talk	3:30
9	Comunicar	3:32
10	Power - Acoustic Demo	3:20



Streaming & Social Media Links

  



Team & Advisors

  

Keithian, Managing Member

Keithian is a Singer / Songwriter / Musician / Producer who will be releasing his upcoming EP Green Clouds, which is the follow up to his To My Pain EP. His latest single Communicate debuted at number 54 on Billboards / MediaBase Top 40 Activator Charts. Keithian is active in both the music and film industries, and is passionate about bringing creative projects to the world.

Cameron Mason, Marketing Advisor

Cameron has spent his career at the intersection of business and entertainment. He served as an Artist manager for Omerta Management, Roc Nation, and WorKs Entertainment Group where he has worked with multi-platinum selling and award winning artists, songwriters, and producers. Most recently, he produced Netflix's upcoming Thriller/Horror film "Rightful" & ViacomCBS unscripted music series called, "Do What You Do".

Josh Klein, Business Advisor

Josh is CEO/Managing Partner of TKG Business Management. He was previously a Partner/Managing Director at Monarch Business and Wealth Management. Josh handles music talent and executives, pro athletes, actors, and high-net-worth individuals outside entertainment. Clients include football's Prince Amukamara, Bazzi, Big Sean, Sophia Bush, the Chainsmokers, Logic and Kelly Rowland.

  

Daniel H. Black, Legal Advisor

Daniel is an attorney with Greenberg Traurig, LLP and Vice Chair of the firm's Global Entertainment & Media Practice and Chair of the West Coast Entertainment and Media Practice. He has experience in the television, motion picture and digital media arenas. Dan has been honored on The Hollywood Reporter's Power Lawyers List, which recognizes the "Top 100 Most Influential Entertainment Lawyers in America," as well as listed in each of the "Variety500: The 500 Most Important People in Global Media."

WorKs Entertainment Group, Creative Advisors

WorKs is a media production company producing content for music, television, film, digital, & beyond. WorKs has proven the ability to create successful Brands, Partnerships, & Franchises for content with international quality. They work with Recording Artists, Producers, Filmmakers, and Models by creating content that fits their brands. Notable names include, Camila Banus, Keithian, Solo Lucci, and etc.

Azarian Connection, PR Advisors

Azarian Connection helps produce, manage, and distribute independent personalities, projects, and products. Headquarters is based in Atlanta and its involvements include products for music production, fitness apparel and placement, film, fashion design and television specials. Azarian is a platform to showcase talents of all backgrounds while uplifting and empowering minorities. Designed for indie creatives, powered by artistic content.



Media & News



EARMILK

AFTERBUZZ TV

THRIVE GLOBAL

VoyageATL

sheen MAGAZINE

ELEVATOR



$

Use of Proceeds



5%

10%

25%

60%

● Marketing & Promotion   ● Music Video   ● Raise Fees   ● Legal/Misc



Streaming & Social Media Analysis

1-YEAR GROWTH, AS OF 01-31-2021

Spotify Popularity Index: (31/100)

Spotify Monthly Listeners
28,208

Spotify Playlist Total Reach
575,593

Listeners to Followers Ratio
6.46

Playlist Reach to Followers Ratio
131.81

Where people listen
Buffalo: 2590 listeners
London: 1773 listeners
Chicago: 1492 listeners
Frankfurt am Main: 969 listeners
Dallas: 821 listeners



 **Spotify Followers**
4,374 total
4,067 (1324.76%)

 **Facebook Likes**
1,571 total
-6 (-0.38%)

 **Instagram Followers**
82,528 total
20,266 (32.55%)

 **Youtube Channel Subscribers**
854 total
27 (3.26%)

 **Twitter Retweets**
0 total
0 (0.00%)

 **Spotify Monthly Listeners**
26,963 total
10,512 (63.90%)

 **Facebook Talks**
4 total
-17 (-80.95%)

 **Twitter Followers**
5,180 total
-29 (-0.56%)

 **Youtube Channel Views**
396,162 total
122,187 (44.60%)

 **CPP Rank**
110,803 total
51,365 (86.42%)

Ownership Structure & Rights of Securities

The Company is offering securities in the form of LLC membership interest into the Company. Issuer is offering up to 20% of the LLC membership interest, whereby the investors will be entitled up to 20% of the Streaming, Digital Download, and Synchronization ("Sync") Revenue of the Catalog, after investor payback. Investors will be entitled to 50% of Catalog Revenue until contributions are returned in full. Keithian is currently the sole owner of Green Clouds LLC.

The Company agrees to sell to Investor a membership interest for $1/share, with a minimum investment of 25 shares, or $25. We will refer to this interest as the "Membership Interest." The ownership percentage assigned to your Membership Interest in the Company will be determined as a function of the amount you invest. Your interest will entitle you to a specific percentage of Revenues generated by Keithian's music identified in the Form C as the Catalog.

Investors will not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

BACK TO TOP

Exhibit G – Industry Metrics

Keithian Streaming and Social Media Metrics
1-Year Growth, as of 01-31-2021

Spotify Popularity Index: (31/100)

Spotify Monthly Listeners
28,208

Spotify Playlist Total Reach
575,593

Listeners to Followers Ratio
6.46

Playlist Reach to Followers Ratio
131.81

Where people listen
Buffalo: 2590 listeners
London: 1773 listeners
Chicago: 1492 listeners
Frankfurt am Main: 969 listeners
Dallas: 821 listeners



 **Spotify Followers**
4,374 total
4,067 (1324.76%)

 **Facebook Likes**
1,571 total
-6 (-0.38%)

 **Instagram Followers**
82,528 total
20,266 (32.55%)

 **Youtube Channel Subscribers**
854 total
27 (3.26%)

 **Twitter Retweets**
0 total
0 (0.00%)

 **Spotify Monthly Listeners**
26,963 total
10,512 (63.90%)

 **Facebook Talks**
4 total
-17 (-80.95%)

 **Twitter Followers**
5,180 total
-29 (-0.56%)

 **Youtube Channel Views**
396,162 total
122,187 (44.60%)

 **CPP Rank**
110,803 total
51,365 (86.42%)





Spotify Top Cities By Monthly Listeners
Data as of Jan 31, 2021



Compare Artists | **Cities** | Countries

Top Cities by Listeners ⊚

🇺🇸 Buffalo	14.72%
🇬🇧 London	10.08%
🇺🇸 Chicago	8.48%
🇩🇪 Frankfurt am Main	5.51%
🇺🇸 Dallas	4.67%
🇺🇸 Los Angeles	4.37%

View more | View change over time

Top Cities by Market Coverage ⊚

🇺🇸 Des Moines	4.61%
🇺🇸 Buffalo	3.32%
🇺🇸 Salem	3.30%
🇫🇷 Strasbourg	2.97%
🇺🇸 East Brunswick	2.50%
🇺🇸 Anchorage	2.50%

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Instagram Audience Analysis by Followers

Followers | Likes

Audience Gender / Age



- Male 54.88%
- Female 45.12%



Audience Ethnicity ⊚

White / Caucasian	64.73%
Hispanic	14.38%
African American	14.10%
Asian	6.79%

Audience Languages ⊚

English	50.36%
Portuguese	27.00%
Spanish	5.93%
Arabic	2.60%

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Instagram Fan Location ⊚



Top Countries

🇺🇸 United States	40.56%
🇧🇷 Brazil	23.42%
🇬🇧 United Kingdom	2.25%
🇮🇩 Indonesia	1.81%

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Top Cities

🇺🇸 Los Angeles	13.53%
🇧🇷 São Paulo	4.12%
🇺🇸 New York City	2.45%
🇧🇷 Rio de Janeiro	2.22%

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INVESTMENT AGREEMENT

This is an Investment Agreement ("*Agreement*"), entered into on _____, 2021 by and between Green Clouds LLC, a Louisiana limited liability company (the "*Company*") and the undersigned individual purchasing Class B Shares in the Company (the "*Investor*").

Relevant Background Information

Investor desires to purchase a membership interest in the Company offered through www.amplifyx.com ("Crowd-funding platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration [the payment by the Investor in exchange for the membership interest in the Company] and intending to be legally bound, the parties hereby agree as follows:

1.0   **Defined Terms**: Capitalized terms that are not defined herein shall have the meanings given to them by the Company in the Company's Form C and/or the Form C attachments (hereinafter, collectively the "*Form C*"). The Form C may be obtained by visiting the Crowdfunding Platform and clicking on the "Form C" link in the deal room. We sometimes refer to the Company using terms like "we" or "us," and to Investor using terms like "you" or "your."

2.0   **Purchase of Class B Membership Units**

2.1.   Subject to the terms and conditions set forth herein, the Company hereby agrees to sell to Investor, and Investor hereby agrees to purchase from Company, the Units for $1 per Unit, with a minimum investment of twenty-five (25) Units, or $25. We will refer to your purchase of Units as your "*Membership Interest*." The ownership percentage associated to your Membership Interest in the Company will be determined as a function of the amount you invest, as well as the amount others invest in the Company. Your Membership Interest will entitle you to a specific percentage of Digital Streaming, Digital Download, and Synchronization Revenues generated by Keithian's music identified in the Form C as the Catalog.

2.2   Limitations on Membership Interests: The Membership Interest that you would acquire as an Investor will be limited to the right to receive the percentage of royalties commensurate with your investments. There will be no voting rights.

3.0   **Our Right to Reject Investment.** We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

4.0   **No Certificate.** You will not receive a paper certificate representing your investment in Units of the Company, i.e. your Membership Interest.

5.0   **Representations of Investor:** You promise that:

5.1.   **Accuracy of Information.** All of the information you provide is accurate. We are relying on you to provide accurate information. If any of the information you have provided changes prior to our acceptance of your investment, you promise to promptly notify us. If any of the information you have given to us is inaccurate and we are damaged as a result, you will indemnify us, meaning you will be responsible for any damages we sustain.

5.2.   **Review of Information.** You have read all of the information in the Form C. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with potential distributions of revenue generated by the distribution of the Catalog. You agree to be bound by the terms of the Operating Agreement.

5.3.   **Risks.** You understand all of the risks of investing in the Units, including the risk that you could lose your entire investment. Without limiting that statement, you have reviewed and understand all of the risks described in the Form C and the attachments.

5.4   **No Representations.** Nobody has made any promises or representations to you, except for the information in Form C. Nobody has guaranteed any specific outcome of your investment.

5.5.   **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment. All of your questions have been answered to your satisfaction.

5.6.   **Your Legal Power to Sign and Invest.** You have the legal power to sign this Agreement and purchase the Membership Interest. Your investment will not violate any contract you have entered into with someone else.

5.7.   **Acting on Your Own Behalf.** You are acting on your own behalf in purchasing the Membership Interest, not on behalf of anyone else or any undisclosed entity.

5.8.   **Investment Purpose.** You are purchasing the Membership Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

5.9.   **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

5.10.   **Financial Wherewithal.** You can afford this investment, even if you lose the entire investment.

5.11.   **No Government Approval.** You understand that no federal, state or local authority has reviewed this Agreement and/or the terms set forth herein or made any finding relating to the value or fairness of the investment.

5.12.   **Restrictions on Transfer.** You understand that the Membership Interest may not be transferrable, and that securities laws also limit transfer of securities in certain situations over a specific period of time. It is possible that you will be required to hold the Membership Interest indefinitely.

5.13.   **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

5.14.   **Tax Treatment.** We have not promised you any particular tax outcome as a result of your investment. You should contact your accountant if you have questions regarding the tax treatment of your investment and/or any revenues you receive as a result of the investment.

5.15.   **Past Performance.** You understand that even if the Artist associated with this investment has been successful in the past, this is no guaranty that your investment will be successful.

5.16.   **Money Laundering.** The money you are investing is not being invested as part of a money-laundering scheme or any other illegal activity. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information.

5.17.   **Additional Documents.** You will execute any additional documents that we determine are necessary to complete the investment.

5.18.   **Authority.** If the Investor is an entity (for example, a partnership or corporation), then the individual signing this Agreement has the legal authority to do so.

5.19.   **Investment Fees.** You will pay the $5 Amplify service fee. This fee is to subsidize the cost for AML, KYC, escrow services, payment processing, and other fees associated with use of the platform.

6.0   Confidentiality. The information on the Site, including the information in the Form C is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Membership Interest.

7.0   Liquidity Preference. In the event of an issuer buyback or liquidation event, the Issuer or acquiring party has the right to purchase the shares from the investors at the greater of 3 times the initial purchase price or 3 times the trailing 12-month pro rata revenue.

8.0   Governing Law. Your relationship with us shall be governed by Louisiana law, without taking into account principles of conflicts of law.

9.0   Limitations/Indemnity

9.1   **Limitation of Liability.** WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You cannot sue us for anything else.

9.2   **Limitation on Damages.** NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, COMPANY'S AGGREGATE MONETARY LIABILITY FOR ANY CLAIM OR CLAIMS (REGARDLESS OF THE FORM OF ACTION) RELATING TO THIS AGREEMENT, WHETHER

PRIOR OR SUBSEQUENT TO ITS TERMINATION, SHALL EXCEED THE TOTAL AMOUNT INVESTED.

9.3 **<u>Indemnification by Issuer.</u>** Issuer shall indemnify and hold Amplify harmless from and against any and all claims, liabilities, losses, damages, costs and expenses (including reasonable attorneys' fees and expenses) arising out of or in connection with (i) a breach of this Agreement by Issuer; (ii) the operation of lssuer's business; or (iii) the offering or sale of securities by Issuer. Issuer shall promptly notify Amplify of any actual or threatened claim by an investor relating to the Offering.

9.4 **No Class Action Claims.** NO LITIGATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same action unless those persons are parties to a single transaction.

10.0 Consent to Electronic Delivery. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

11.0 Notices. All notices between us will be electronic. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12.0 Miscellaneous Provisions.

12.1. **No Other Agreements.** This Agreement and the documents it refers to are the only agreements between us. This Agreement cannot be amended unless it is in writing and signed by all parties to this Agreement. In executing this Agreement, you represent and warrant that you are not relying on any other information outside of this Agreement, except those documents referenced herein, and explicitly agree that this Agreement is the complete, fully integrated agreement between us.

12.2. **Electronic Signature.** You will sign this Agreement electronically, rather than physically.

[SIGNATURE PAGE TO FOLLOW]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Agreement effective on the date first written above.

Investor Signature:

Name:

Email:

Address:

Amount:

ACCEPTED

ISSUER

Signature:

Name: Keithian Sammons

Title: Managing Member